

January 31, 2013

Via E-mail
Allyson Evans
Chief Financial Officer
Mad Catz Interactive, Inc.
7480 Mission Valley Road, Suite 101
San Diego, California 92108

      Re: Mad Catz Interactive, Inc.
             Form 10-K for the fiscal year ended March 31, 2012
             Filed June 13, 2012
             File No. 001-14944

Dear Ms. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the fiscal year ended March 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 39

1. We note your disclosure on page F-23 that you do not provide for income taxes on undistributed earnings from non-Canadian subsidiaries as those earnings are considered to be permanently reinvested. Please revise the discussion in your liquidity section of MD&A to include a statement indicating that the company would need to accrue and pay taxes if repatriated; and a statement that the company does not intend to repatriate the funds. Also, please revise Note 10 to disclose the cumulative amount of earnings of foreign subsidiaries in which income taxes have not been provided because they are

considered to be permanently reinvested pursuant to ASC 740-30-50 or explain why you do not believe it is practicable to provide such disclosure.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

2. We note that you have presented the payment of contingent consideration associated with recent acquisition transactions as a cash flow from financing activities in your 2012 consolidated statements of cash flows. As it appears that this payment was made to acquire an equity interest in another entity, please explain why you have classified this payment as a cash flow from financing activities rather than a cash flow from investing activities pursuant to the guidance in ASC 230-10-45-13. Please advise or revise as appropriate.

3. We note that you have reflected the fair value of warrants issued during 2012 of $3,250 in your non-cash investing and financing cash flow disclosures. As it appears that you received cash for the issuance of these warrants which were issued in connection with the securities purchase agreement described in Note 11, and which have been reflected in cash flows from financing activities, we are unclear as to why the fair value of such warrants has been reflected as a non-cash financing activity in your statement of cash flows. Please advise or revise as appropriate.

Notes to Consolidated Financial Statements, page F-7

(10) Income Taxes, page F-21

4. Please tell us and revise the notes to your financial statements to explain the nature of the line item described as "prior year true-up" in the amount of $(2,477) in the reconciliation of your income tax expense at Canadian statutory rates to your actual income tax expense for fiscal 2012. As part of your response, you should also explain why you believe this amount represents a change in estimate rather than a correction of an error in your financial statements pursuant to the guidance in ASC 250.

(11) Securities Purchase Agreement, page F-24

5. We note from the disclosure included in Note 11 that the company accounts for the warrants with exercise price reset features as liabilities that are carried at fair value with changes in fair value included in net earnings (loss) until such time as the warrants are exercised or expire. We also note that the fair value of these warrants decreased from $3,250,000 as of the initial valuation date to $693,000 as of March 31, 2012 which resulted in the recognition of a $2,557,000 gain from the change in the fair value of the warrants during the year ended March 31, 2012. Please tell us and revise Note 11 and MD&A to discuss the changes in facts, circumstances, or assumptions that resulted in the

significant decline in the fair value of the warrants from the date of issuance through March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief